EXHIBIT 99.2

CHANGE CONTROL AGREEMENT

THIS AGREEMENT is dated for reference the 1st day of February, 2015 (the “Effective Date”).

BETWEEN:

CORAL GOLD RESOURCES LTD., a company duly incorporated pursuant to the laws of the Province of British Columbia and having its head office at Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1

(the “Company”)

AND:

MALCOLM DAVIDSON, CPA, CA.

(the “Executive”)

WHEREAS:

A.	The Company is a mining and exploration company, whose common shares are listed on the TSX Venture Exchange and OTCBB;

B.	The Executive serves as Chief Financial Officer of the Company.; and

NOW THEREFORE, in consideration of the premises and the covenants and agreements of the parties hereto as hereinafter set forth, and for other good and reliable consideration, the sufficiency of which is hereby acknowledged by the parties, the parties hereto covenant and agree as follows:

1.	CHANGE OF CONTROL PROVISION

In the event of a change of control by means of a hostile takeover or a change in ownership, Coral will pay Malcolm Davidson a one time fee of $50,000, for which Malcolm Davidson will be responsible for any taxes. This fee will be cancelled without payment in the event that Malcolm Davidson stops performing his current, duties, or should leave the company. This Agreement is for a period 36 months from the date of this Agreement and can be extended by a decision of Coral’s Board of Directors.

For the purpose of this clause, a Change of Control shall be deemed to have occurred when:

(i)	any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

(ii)	completion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

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(A)	a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(B)	a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

2.	CONFIDENTIALITY

2.1	Executive shall be subject to any confidentially policies governing its employees that the Company may implement from time to time.

3.	ASSIGNMENT OF PROJECTS AND WORKS

3.1	The Executive agrees that all discoveries, maps, technical studies, plans, spreadsheets, documents, inventions, copyright, software, improvements, know-how or other intellectual property, whether or not patentable or copyrightable, created by the Executive during the Term of this Agreement pertaining to any service, matter, thing, process or method related to this Agreement (the “Works”) will be the sole and absolute property of the Company. The Executive will keep and maintain adequate and current written records of all Works made, which records will be available at all times to the Company and will remain the sole property of the Company.

3.2	The Executive will assist the Company in obtaining and enforcing, for the Company's own benefit, patents, copyrights and any other protections in any and all countries for any and all Works made by the Executive (in whole or in part) the rights to which belong to or have been assigned to the Company. The Executive agrees, upon request, to execute all applications, assignments, instruments and papers and perform all acts that the Company or its counsel may deem necessary or desirable to obtain any and all patents, copyrights or other protection in such Works and otherwise to protect the interests of the Company therein.

4.	NO ASSIGNMENT

4.1	Neither this Agreement nor any of the rights of any of the parties under this Agreement shall be assigned without the written consent of all the parties.

5.	GOVERNING LAWS

5.1	Unless otherwise agreed to in writing by the parties, the Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and the parties hereto submit and attorn to the jurisdiction of the courts of the Province of British Columbia.

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6.	NOTICES

6.1	All notices required or permitted under this Agreement shall be in writing and shall be given by delivering such notice or mailing such notice by pre-paid registered mail, by facsimile transmission or electronic mail to the addresses provided under the names of each party on the first page to this Agreement. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered (or the next business day if the day of delivery is not a business day), and if mailed, shall be deemed to have been given or made and received on the fifth business day following the day on which it was so mailed and if faxed (with confirmation received) shall be deemed to have been given or made and received on the day on which it was so faxed (or the next business day if the day of sending is not a business day). The parties may give from time to time written notice of change of address in the manner aforesaid.

7.	SEVERABILITY

7.1	If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, then to the fullest extent permitted by law:

(a)	all other provisions of this Agreement shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intentions of the parties as nearly as may be possible; and

(b)	such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.

8.	COUNTERPARTS AND FACSIMILE

8.1	This Agreement may be executed in one or more counterparts and delivered by facsimile, each of which when so executed shall constitute an original and all of which together shall constitute one and the same agreement.

9.	INDEPENDENT LEGAL ADVICE

9.1	The Company has recommended to the Executive that he obtain independent legal advice prior to signing this Agreement. The Executive acknowledges that he has received independent legal advice or has waived the opportunity to do so and have elected to proceed without benefit of same.

IN WITNESS WHEREOF this Agreement has been executed as of the Effective Date.

CORAL GOLD RESOURCES LTD.

Per: “Gary Robertson”

___________________________________________

Authorized Signatory

EXECUTIVE

Malcolm Davidson, CPA, CA

“Malcolm Davidson”

___________________________________________

Malcolm Davidson

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